Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN - ZAE000259701
Issuer code: SSW
("Sibanye-Stillwater","the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com

Exhibit 99.1

MARKET RELEASE

Refinancing of dollar Revolving credit facility and notice to shareholders in terms of Section 45 of the Companies Act

Johannesburg, 11 April 2023: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) is pleased to announce that it has successfully refinanced and increased its United States dollar Revolving Credit Facility (USD RCF) from US$600 million to US$1 billion(the Facility Agreement) thereby providing enhanced liquidity for the Group.

"We are delighted with the level of interest from numerous financial institutions and strong support from the group of banks who are financing the facility. The increase in the size of the facility, especially considering the uncertain macro-environment, from our perspective, is a strong vote of confidence in the Group and further confirmation of the appropriateness and success of our strategic growth and diversification over the last decade. The larger facility enhances the Group's liquidity and flexibility, accommodating the growth that has taken place in the Group, and supporting ongoing delivery of value to all stakeholders", SibanyeStillwater CEO Neal Froneman commented.

The key terms of the Facility Agreement concluded with a syndicate of ten international banks, led by Citi and Royal Bank of Canada, are:

  Principal amount of US$1,000 million
  An option for Sibanye-Stillwater to increase the facility size by a further US$200 million to US$1,200 million, through the inclusion of additional lenders
  Margin of between 1.60% and 2.00% dependant on leverage
  The new facility maturity is three years, with lenders having the option to extend the facility tenor through two further one-year extensions on request from Sibanye-Stillwater
  Borrowers and guarantors are similar to those under the previous RCF, being the Sibanye Stillwater Limited (the Company), Sibanye Gold Proprietary Limited, Stillwater Mining Company, Sibanye Rustenburg Platinum Mines Proprietary Limited, Kroondal Operations Proprietary Limited, Western Platinum Proprietary Limited, but now also include Eastern Platinum Proprietary Limited and Sibanye Stillwater Sandouville Refinery SAS

Notice is hereby given that, in terms of the provisions of Section 45(5) of the Companies Act 71 of 2008 (the Companies Act), and pursuant to the special resolution passed at the general meeting of the Company held on 24 May 2022, the board of directors of the Company (the Board) has adopted a resolution to guarantee the indebtedness of other members of the Group under the Facility Agreement, which guarantee constitutes the giving of direct and/or indirect financial assistance to related- and inter-related companies and corporations of the Company in terms of the provisions of Section 45(2) of the Companies Act.

Following a request for emergency financial support the Board also resolved to provide financial support of up to A$30 million for New Century Resources Limited.

Additionally, Sibanye-Stillwater has secured working capital and trading facilities for Sibanye Stillwater Sandouville Refinery SAS (Sandouville Refinery) a wholly owned subsidiary of Sibanye Battery Metals Proprietary Limited, which is in turn a wholly owned subsidiary of the Company.

The Company has entered into a parent company guarantee with the funders, in terms of which the Company unconditionally and irrevocably guarantees the obligations of Sandouville Refinery (Parent Company Guarantees). The provision of the Parent Company Guarantees by the Company to an indirect wholly owned subsidiary of the Company amounts to the provision of financial assistance by the Company within the meaning of section 44 and section 45 of the Companies Act (Financial Assistance). Shareholders are notified for purposes of section 45(5)(a) of the Companies Act that the Financial Assistance exceeds one-tenth of 1% of the Company's net worth.

Having considered all reasonable financial circumstances of the Company in terms of and pursuant to the provisions of Section 45 as read with Section 4 of the Companies Act, the Board satisfied itself that:

  Immediately after providing the Financial Assistance referred to above, the Company would satisfy the solvency and liquidity test contemplated in Section 4 of the Companies Act
  All relevant conditions and restrictions relating to the granting of such Financial Assistance by the Company contained in the Company's memorandum of incorporation are satisfied
  The terms and conditions on which such Financial Assistance is to be given are fair and reasonable to the Company

Ends.

About Sibanye-Stillwater

Sibanye-Stillwater is a multinational mining and metals processing Group with a diverse portfolio of mining and processing operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of PGM autocatalysts and has interests in leading mine tailings retreatment operations.

Sibanye-Stillwater has established itself as one of the world's largest primary producers of platinum, palladium, and rhodium and is also a top tier gold producer. It produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has recently begun to build and diversify its asset portfolio into battery metals mining and processing and is increasing its presence in the circular economy by growing and diversifying its recycling and tailings reprocessing operations globally. For more information refer to www.sibanyestillwater.com

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com
YouTube: www.youtube.com/channel/UCl9UZT87nncSvSvJ8i7az8Q

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

DISCLAIMER

FORWARD LOOKING STATEMENTS
The information in this document may contain forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Stillwater Limited's (Sibanye-Stillwater or the Group) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this announcement.

All statements other than statements of historical facts included in this document may be forward-looking statements. Forward-looking statements also often use words such as "will", "would", "expect", "forecast", "potential", "may", "could", "believe", "aim", "anticipate", "target", "estimate" and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.

The important factors that could cause Sibanye-Stillwater's actual results, performance or achievements to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Sibanye-Stillwater's future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings, financing plans, debt position and ability to reduce debt leverage; economic, business, political and social conditions in South Africa, Zimbabwe, the United States and elsewhere; plans and objectives of management for future operations; Sibanye-Stillwater's ability to obtain the benefits of any streaming arrangements or pipeline financing; the ability of Sibanye-Stillwater to comply with loan and other covenants and restrictions and difficulties in obtaining additional financing or refinancing; Sibanye-Stillwater's ability to service its bond instruments; changes in assumptions underlying Sibanye-Stillwater's estimation of its Mineral Resources and Mineral Reserves; any failure of a tailings storage facility; the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past, ongoing and future acquisitions, as well as at existing operations; the ability of SibanyeStillwater to complete any ongoing or future acquisitions; the success of Sibanye-Stillwater's business strategy and exploration and development activities, including any proposed, anticipated or planned expansions into the battery metals or adjacent sectors and estimations or expectations of enterprise value (including the Rhyolite Ridge project); the ability of Sibanye-Stillwater to comply with requirements that it operate in ways that provide progressive benefits to affected communities; changes in the market price of gold, PGMs, battery metals (e.g., nickel, lithium, copper and zinc) and the cost of power, petroleum fuels, and oil, among other commodities and supply requirements; the occurrence of hazards associated with underground and surface mining; any further downgrade of South Africa's credit rating; the impact of South Africa's greylisting; a challenge regarding the title to any of SibanyeStillwater's properties by claimants to land under restitution and other legislation; Sibanye-Stillwater's ability to implement its strategy and any changes thereto; the outcome of legal challenges to the Group's mining or other land use rights; the occurrence of labour disputes, disruptions and industrial actions; the availability, terms and deployment of capital or credit; changes in the imposition of industry standards, regulatory costs and relevant government regulations, particularly environmental, sustainability, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretation thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings, including in relation to any environmental, health or safety issues; failure to meet ethical standards, including actual or alleged instances of fraud, bribery or corruption; the effect of climate change or other extreme weather events on SibanyeStillwater's business; the concentration of all final refining activity and a large portion of Sibanye-Stillwater's PGM sales from mine production in the United States with one entity; the identification of a material weakness in disclosure and internal controls over financial reporting; the effect of US tax reform legislation on Sibanye-Stillwater and its subsidiaries; the effect of South African Exchange Control Regulations on Sibanye-Stillwater's financial flexibility; operating in new geographies and regulatory environments where Sibanye-Stillwater has no previous experience; power disruptions, constraints and cost increases; supply chain disruptions and shortages and increases in the price of production inputs; the regional concentration of Sibanye-Stillwater's operations; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages or precautionary suspension of operations at its mines for safety or environmental incidents (including natural disasters) and unplanned maintenance; Sibanye-Stillwater's ability to hire and retain senior management and employees with sufficient technical and/or production skills across its global operations necessary to meet its labour recruitment and retention goals, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans in its management positions; failure of Sibanye-Stillwater's information technology, communications and systems; the adequacy of Sibanye-Stillwater's insurance coverage; social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater's South African-based operations; and the impact of HIV, tuberculosis and the spread of other contagious diseases, such as the coronavirus disease (COVID-19).

Further details of potential risks and uncertainties affecting Sibanye-Stillwater are described in Sibanye-Stillwater's filings with the Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the 2021 Integrated Report and the annual report on Form 20-F for the fiscal year ended 31 December 2021 (SEC File no. 333-234096).

These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required). These forward-looking statements have not been reviewed or reported on by the Group's external auditors.

NON-IFRS MEASURES
The information contained in this document may contain certain non-IFRS measures, including adjusted EBITDA, AISC, AIC and Nickel equivalent sustaining cost. These measures may not be comparable to similarly-titled measures used by other companies and are not measures of Sibanye-Stillwater's financial performance under IFRS. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Sibanye-Stillwater is not providing a reconciliation of the forecast non-IFRS financial information presented in this report because it is unable to provide this reconciliation without unreasonable effort. These forecast non-IFRS financial information presented have not been reviewed or reported on by the Group's external auditors.

MINERAL RESOURCES AND MINERAL RESERVES
Sibanye-Stillwater's Mineral Resources and Mineral Reserves are estimates at a particular date, and are affected by fluctuations in mineral prices, the exchange rates, operating costs, mining permits, changes in legislation and operating factors. Sibanye-Stillwater reports its Mineral Resources and Mineral Reserves in accordance with the rules and regulations promulgated by each of the United States Securities and Exchange Commission (SEC) and the JSE at all managed operations, development, and exploration properties. Sibanye-Stillwater expects to file the information required by Subpart 1300 of Regulation S-K under the Securities Act of 1933, including a Technical Report Summary in respect of the Keliber project, with its annual report on Form 20-F for the year ended 31 December 2022.

WEBSITES
References in this document to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this report.